Mercedes-Benz Auto Receivables Trust 2023-2
Investor Report

Collection Period Ended   30-Nov-2023

Amounts in USD

Dates

Collection Period No.		2		
Collection Period (from... to)	1-Nov-2023	30-Nov-2023		
Determination Date	13-Dec-2023			
Record Date	14-Dec-2023			
Distribution Date	15-Dec-2023			
Interest Period of the Class A-1 Notes (from... to)	15-Nov-2023	15-Dec-2023	Actual/360 Days	30
Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to)	15-Nov-2023	15-Dec-2023	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	292,010,000.00	207,470,587.87	166,851,977.54	40,618,610.33	139.100066	0.571391
Class A-2 Notes	467,620,000.00	467,620,000.00	467,620,000.00	0.00	0.000000	1.000000
Class A-3 Notes	467,620,000.00	467,620,000.00	467,620,000.00	0.00	0.000000	1.000000
Class A-4 Notes	83,110,000.00	83,110,000.00	83,110,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,310,360,000.00**	**1,225,820,587.87**	**1,185,201,977.54**	**40,618,610.33**		
Overcollateralization	33,622,415.40	33,599,560.39	33,599,560.39			
Adjusted Pool Balance	1,343,982,415.40	1,259,420,148.26	1,218,801,537.93			
Yield Supplement Overcollateralization Amount	76,016,708.61	70,797,280.40	68,256,653.12			
Pool Balance	**1,419,999,124.01**	**1,330,217,428.66**	**1,287,058,191.05**			

	Amount	Percentage
Initial Overcollateralization Amount	33,622,415.40	2.50%
Target Overcollateralization Amount	33,599,560.39	2.50%
Current Overcollateralization Amount	33,599,560.39	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	40,618,610.33	139.100066
Class A-2 Notes	5.920000%	2,306,925.33	4.933333	2,306,925.33	4.933333
Class A-3 Notes	5.950000%	2,318,615.83	4.958333	2,318,615.83	4.958333
Class A-4 Notes	6.010000%	416,242.58	5.008333	416,242.58	5.008333
Total		**$5,041,783.74**		**$45,660,394.07**	

Amounts in USD

Available Funds

Principal Collections	42,028,589.09
Interest Collections	7,782,723.68
Net Liquidation Proceeds	633,721.59
Recoveries	151,066.43
Purchase Amounts	0.00
Advances made by the Servicer	0.00
Investment Earnings	252,549.81
Available Collections	**50,848,650.60**
Reserve Fund Draw Amount	0.00
Available Funds	**50,848,650.60**

Distributions

(1) Total Servicing Fee	1,108,514.52
Nonrecoverable Advances to the Servicer	0.00
(2) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
(3) Interest Distributable Amount Class A Notes	5,041,783.74
(4) Priority Principal Distributable Amount	0.00
(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(6) Regular Principal Distributable Amount	40,618,610.33
(7) Additional Servicing Fee and Transition Costs	0.00
(8) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (2)]	0.00
(9) Excess Collections to Certificateholders	4,079,742.01
Total Distribution	**50,848,650.60**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	1,108,514.52	1,108,514.52	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	5,041,783.74	5,041,783.74	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	2,306,925.33	2,306,925.33	0.00
thereof on Class A-3 Notes	2,318,615.83	2,318,615.83	0.00
thereof on Class A-4 Notes	416,242.58	416,242.58	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	5,041,783.74	5,041,783.74	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	40,618,610.33	40,618,610.33	0.00
Aggregate Principal Distributable Amount	40,618,610.33	40,618,610.33	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,359,956.04
Reserve Fund Amount - Beginning Balance	3,359,956.04
plus/minus change to meet Reserve Fund Required Amount	0.00
plus Net Investment Earnings for the Collection Period	11,521.48
minus Net Investment Earnings	11,521.48
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,359,956.04
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	11,521.48
Net Investment Earnings on the Collection Account	241,028.33
Investment Earnings for the Collection Period	252,549.81

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,419,999,124.01	29,224
Pool Balance beginning of Collection Period	1,330,217,428.66	28,418
Principal Collections	24,527,607.40	
Principal Collections attributable to Full Pay-offs	17,500,981.69	
Principal Purchase Amounts	0.00	
Principal Gross Losses	1,130,648.52	
Pool Balance end of Collection Period	1,287,058,191.05	27,987
Pool Factor	90.64%	

	As of Cutoff Date	Current
Weighted Average APR	7.07%	7.10%
Weighted Average Number of Remaining Payments	58.10	54.61
Weighted Average Seasoning (months)	10.12	13.44

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	1,277,220,331.16	27,819	99.24%
31-60 Days Delinquent	7,441,811.43	128	0.58%
61-90 Days Delinquent	1,700,619.62	29	0.13%
91-120 Days Delinquent	695,428.84	11	0.05%
Total	1,287,058,191.05	27,987	100.00%

Delinquency Trigger	**3.550%**
60+ Delinquency Loans to EOP Aggregate Securitization Value	0.186%
Delinquency Trigger occurred	No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

Losses (1)	Current Amount	Current Number of Receivables	Cumulative Amount	Cumulative Number of Receivables
Principal Gross Losses	1,130,648.52	26	3,456,357.27	66
Principal Net Liquidation Proceeds	631,694.50		2,283,826.99	
Principal Recoveries	148,722.19		148,722.19	
Principal Net Loss / (Gain)	350,231.83		1,023,808.09	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	0.321%
Prior Collection Period	0.294 %
Second Prior Collection Period	NA
Third Prior Collection Period	NA
Four Month Average	0.308%

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	0.072%
Average Net Loss / (Gain)	15,512.24

(1) Losses include accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.